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Ex12g
                               Idaho Power Company
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                                                                                   Twelve Months
                                            Twelve Months Ended December 31,                           Ended
                                                 (Thousands of Dollars)                            September 30,
                                         1994         1995         1996         1997         1998       1999
Earnings, as defined:
  Income before  income taxes        $ 109,173    $ 135,333   $  142,710   $  138,746    $ 140,984   $ 145,745
  Adjust for distributed income of
  equity investees                         326       (2,058)      (1,413)      (3,943)      (4,697)     (3,431)
  Equity in loss of equity method
  investments                                0            0            0            0          476           0
  Minority interest in losses of
  majority owned subsidiaries                0            0            0            0         (125)          0
  Supplemental fixed charges and
  preferred dividends, as below         57,849       59,992       60,939       64,317       63,967      64,739

     Total earnings, as defined      $ 167,348    $ 193,267   $  202,236   $  199,120    $ 200,605   $ 207,053

Fixed charges, as defined:
  Interest charges                   $  54,433    $  56,456   $   57,348   $   60,761    $  60,593   $  61,221
  Rental interest factor                   794          925          991          982          801         957
     Total fixed charges                55,227       57,381       58,339       61,743       61,394      62,178
  Supplemental increment to fixed
  charges*                               2,622        2,611        2,600        2,574        2,573       2,561


  Supplemental fixed charges            57,849       59,992       60,939       64,317       63,967      64,739
  Preferred stock dividends-gross
  up Idaho Power rate                   10,682       12,392       12,146        7,803        8,275       8,212

     Total combined supplemental
     fixed charges and preferred
     dividends                        $ 68,531    $  72,384   $   73,085   $   72,120    $  72,242   $  72,951

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                       2.44x        2.67x        2.77x        2.76x        2.78x       2.84x

*Explanation of increment - Interest on the guaranty of American Falls
      Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.



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